October 27, 2010

Mr. Russell Mancuso

Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                               Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, as amended on July 15, 2010, August 11, 2010, September 14, 2010, October 4, 2010 and October 14, 2010 (the “Registration Statement”), in respect of the initial public offering of its ordinary shares and contained in your letter dated October 20, 2010 to the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 6 to the Registration Statement (the “Amendment”), which contains changes made in response to the Staff’s comments.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Board of Directors, page 109

1.                                       Comment:  Please tell us with specificity which provision in exhibit 3.2 pertains to the division of the board into three classes mentioned in the first paragraph on page 110.

Response:  The Company respectfully submits that exhibit 3.2 to the Registration Statement (the Company’s amended articles of association) does not describe the division of the board into three classes.  Instead, Article 12 of exhibit 3.2 provides that the board shall consist of three or more members, having one executive director and two or more non-executive directors.  Dutch law does not require that a company’s articles of association provide for the division of a board into separate classes.  Instead, the division into separate classes is effected through a shareholder vote following a board proposal.  The Company has revised the Registration Statement on page 110 to make this clear.  On August 26, 2010, the Company’s board of directors and shareholders, at duly convened meetings, each approved the Company’s director rotation schedule pursuant to which, upon completion of the offering, the board of directors will be divided into three classes, as nearly equal in number as possible, on terms as described on page 110 of the Registration Statement.

Description of Ordinary Shares, page 141

2.                                       Comment:  Please tell us why you do not disclose in this section that your board has the power to issue different classes of ordinary shares.  We note Article 5 section 1 of exhibit 3.2.  Also provide us, with a view to disclosure, your analysis of the material risks resulting from the ability to issue different classes of shares.

Response:  The Company has revised the Registration Statement on page 141 to comply with the Staff’s comment.  The Company respectfully submits that its board of directors does not have the authority to issue different classes of ordinary shares absent an express designation to do so by the Company’s shareholders at a general meeting and an amendment to the Company’s articles of association.  Accordingly, the Company does not believe there are any attendant risks to assess.

Voting Rights, page 143

3.                                       Comment:  Please tell us with specificity which provision in exhibit 3.2 pertains to the matter mentioned in the fifth bullet point on page 144 requiring a majority of at least two-thirds of the votes cast.

Response:  The Company respectfully submits that the provision regarding the requisite vote of the Company’s shareholders to approve a merger or demerger, as described in the fifth bullet point on page 144 of the Registration Statement, is not contained in exhibit 3.2 to the Registration Statement.  Instead, such provision is governed by Sections 2:334ee and 2:330 of the Dutch Civil Code, respectively.  In response to the Staff’s comment, the Company will revise Article 24, section 1 of its articles of association to make clear the requisite vote for a merger or demerger.

Removal of Directors, page 153

4.                                       Comment:  Please disclose the vote required by Article 12 section 5 of exhibit 3.2.

Response:  The Company has revised the Registration Statement on page 153 to comply with the Staff’s comment.

Exhibit 3.2

5.                                       Comment:  Please tell us when you intend to complete the blanks in your exhibit, like the blanks in Article 4, and refile the exhibit.

Response:  The Company respectfully submits that the Company intends to complete and re-file exhibit 3.2 to the Registration Statement following a determination of the total authorized share capital that is expected to be outstanding upon consummation of this offering, which determination is expected to be made immediately prior to pricing.

6.                                       Comment:  The purpose of Article 15 is unclear given that it appears to conflict with Article 13 section 4.  Please advise.

Response:  The Company respectfully submits that Article 13, section 4 of exhibit 3.2 provides the general rule that, in the ordinary course, the Company’s board of directors may only act if a majority of its members are present or otherwise represented at a meeting.  Section 2:134 of the Dutch Civil Code requires that a company’s articles of association provide a provision to address situations in which one or more members of a board is absent or unable to act.  The intent of Article 15 is to satisfy this provision and provide that, in rare circumstances, when a director is incapacitated, severely ill or similarly absent or prevented from acting, the remaining members of the board (or, in the event there are no such remaining members, a person appointed by the Company’s shareholders at a general meeting) will be entitled to act on behalf of the board in the management of the Company, notwithstanding the requirements of Article 13 that would otherwise require a majority of the board be present.  Accordingly, under Dutch law, the purpose of Article 15 is to supersede Article 13, section 4 in limited circumstances.

Exhibit 99.1

7.                                       Comment:  Please tell us where you responded to the last two bullet points of prior comment 2.

Response:  The Company respectfully submits that following the filing of prior exhibit 99.1 and discussions with the Staff, the Company filed the current exhibit 99.1 to the Registration Statement, which should replace the prior exhibit in all respects.  As previously discussed with the Staff, Millennium Research Group, Inc. (“Millennium”) was not commissioned in connection with this offering and has provided the Company with market data as an industry analyst and does not hold itself out as an “expert” for purposes of Rule 436 under the Securities Act.  Accordingly, the Company believes the current exhibit 99.1 to be sufficient for establishing Millennium’s consent to be named in the Registration Statement.  The Company respectfully submits that Millennium has been cited in numerous offering documents by other issuers in a similar capacity.

Notwithstanding the foregoing, the Company sets forth below its responses to the last two bullet points of prior comment 2 in order to comply with the Staff’s comment.

Why it is appropriate to include in your registration statement disclosure of data from Millennium Research Group given the disclaimer in Section 2(a) of exhibit 99.1.

Pursuant to Section 2(a) of former exhibit 99.1, Millennium indicated that it was making no representation or warranty regarding the data provided to the Company.  The previously filed agreement is representative of a commercial agreement between two private parties, containing customary cautionary language that was not intended for prospective investors.  The terms of that agreement do not in any way affect the Company’s comfort, based on, among other things, its experience and analysis, in the data in the Registration Statement that have been derived from Millennium.  Notwithstanding Millennium’s disclaimer in Section 2(a), the Company believes it is reasonable to consider the information provided by Millennium in determining the market for its products.  Millennium is a leading provider of strategic information to the healthcare sector focused on the medical device, pharmaceutical and biotechnology industries.  They regularly provide companies with industry reports, similar to that obtained by the Company.  The purpose of these reports is to provide an analysis of the market and various trends.  Management considers these reports, together with their own experience and information from other third party sources, as it evaluates the market for its products and develops its various strategies.  Moreover, the Company believes that numerous companies within its industry rely on similar reports in investigating and evaluating their respective markets.  The Company has reviewed the information provided by Millennium and has evaluated it in conjunction with its own experience and that of other third parties.  Based on that review, the Company believes the data provided by Millennium to be consistent with other industry sources and therefore believes it reasonable to include the information in its Registration Statement.  Moreover, the Company had previously deleted language in the Registration Statement that potentially disclaimed the Company’s responsibility for the information provided by Millennium.  The Company is not disclaiming its responsibility for the data provided by Millennium.  The Company has also replaced the former exhibit 99.1 with a new consent that does not contain the language from Section 2(a) of the former exhibit 99.1.

How Section 2(b) of exhibit 99.1 is consistent with Section 14 of the Securities Act.

The Company has replaced former exhibit 99.1 with a new exhibit that does not contain the Section 2(b) language and the new exhibit is intended to replace the former exhibit 99.1 in all respects.  As a result, any disclaimer regarding liability for the data provided by Millennium has been removed.  As noted above, the previously filed agreement is a commercial agreement with customary cautionary language and is between the Company and Millennium only, not between Millennium and prospective investors.  Given the new consent, the Company does not believe that the Registration Statement contains any condition or stipulation binding any person acquiring the securities to waive compliance with any provision of the securities laws nor does the commercial agreement bind prospective investors.  Moreover, as stated above, the Company is not disclaiming responsibility for the data provided with the consent of Millennium.  As a result, the Company does not believe that the new exhibit 99.1 is inconsistent with Section 14 of the Act.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:                                 Mr. Tom Jones, Staff Attorney

Carmen L. Diersen, Global Chief Financial Officer

Cristopher Greer, Esq.